RMS

SE

17005860

ANNUAL AUDITED REPORT

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SEC Mail Processing Section

FEB 27 2017

Washington DC 416

FORM X-17A-5
PART III

SEC FILE NUMBER 8-23936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The GMS Group, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5N Regent Street, Suite 513
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Jerry Korn (973) 548-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisermazars
(Name – *if individual, state last, first, middle name*)

60 Crossway Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BS

OATH OR AFFIRMATION

I, WE Paul Konsig and Jerry Korn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The GMS Group LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO

Title

Notary Public

D.K. WRIGHT
MY COMMISSION # FF 070517
EXPIRES: January 8, 2018
Bonded Thru Budget Notary Services

Signature

CFO

Title

Sandra I. Braun
Notary Public of New Jersey
My Commission Expires July 26, 2018
I. D. # 2346594

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) I[illegible]

**For conditions of confidential [illegible] ...17a-5(e)(3)

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors
The GMS Group, LLC

We have audited the accompanying statement of financial condition of The GMS Group, LLC, (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The GMS Group, LLC, as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 24, 2017

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	212,807
Securities owned, at fair value		61,712,235
Interest receivable		1,549,585
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $403,247		153,977
Employee loans and advances		81,780
Prepaid expenses		614,348
Receivable from affiliates		355,301
Other assets		386,294
Total assets	$	65,066,327

Liabilities and Member's Equity		
Liabilities		
Payable to clearing broker	$	8,347,354
Securities sold, not yet purchased, at fair value		634,241
Accrued compensation		6,001,187
Accounts payable and other liabilities		872,113
Total liabilities		15,854,895
Commitments and contingencies		
Member's equity		49,211,432
Total liabilities and member's equity	$	65,066,327

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, specializing primarily in buying, selling and underwriting municipal securities. The Company is also a state registered investment advisor and an SEC registered municipal advisor.

The Company clears all of its securities transactions through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation (the "Clearing Broker"), on a fully-disclosed basis. The Clearing Broker is the primary source of short-term financing for the Company. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions and is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged by the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

The Company transacts business with customers located throughout the United States of America.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commissions and related expenses are also recorded on a trade date basis. Underwriting, investment banking, interest and financial advisory revenues are recorded when the activity is reasonably expected to be complete, income is reasonably determinable, and collectability is reasonably assured.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased, are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses are included in principal transactions revenue.

Furniture, Equipment, Leasehold improvements, Depreciation, and Amortization
Furniture and equipment are stated at cost less accumulated depreciation. Leasehold improvements are stated at cost less accumulated amortization. Depreciation of furniture and equipment is computed using the straight-line basis over the estimated useful lives of the related assets which range from five to seven years. Amortization of leasehold improvements is computed over the lesser of the estimated useful life of the asset or the remaining lease term. Maintenance and repair costs are expensed as incurred.

Income Taxes
The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes is required in the Company's financial statements for the year ended December 31, 2016. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statements. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2013.

The Company has adopted the authoritative guidance under ASC No. 740, "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2016, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

Advertising Costs
Advertising costs are charged to expense as incurred.

3. Securities Owned, and Securities Sold, Not Yet Purchased

At December 31, 2016, securities owned, and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
State and municipal obligations	$ 58,695,567	$ 5,079
U.S. Government obligations	3,190	-
Corporate stocks & equity securities	1,215,537	135,677
Corporate and other debt	1,797,941	493,485
	$ 61,712,235	$ 634,241

4. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consist of the following:

Furniture	$	115,452
Equipment		321,061
Leasehold improvements		120,711
		557,224
Accumulated depreciation and amortization		(403,247)
	$	153,977

5. Related Party Transactions

The Company makes non-interest bearing advances to employees. At December 31, 2016, the Company had $81,780 of advances to employees. All of the advances are currently due.

The Company provides loans to certain employees who meet certain sales thresholds. The loans are due one year from date of issuance and are forgiven on the due date if the employee is currently employed by the Company, or if the employee has become disabled or has died. For the year ended December 31, 2016, the balance of these loans amounted to $0.

The Company and Holdings maintain a bonus stock purchase program that allows certain eligible employees to purchase stock in Holdings.

6. Commitments and Contingencies

Litigation, Regulatory Matters, and Other

In the ordinary course of business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) is the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, the outcome of these matters is not expected to have a material adverse effect on the Company's financial condition. During 2016, litigation settlement payments of approximately $370,000 were made.

In September 2010, the Company renewed its agreement for clearing services with its Clearing Broker. Termination of this agreement prior to September 1, 2018 would result in a fee payable by the Company to the Clearing Broker ranging from $2,100,000 to $1,700,000, depending on the year the agreement is terminated.

Leases
The Company occupies office space and uses equipment under various non-cancelable operating leases, some of which are subject to escalation charges based on increases in real estate taxes and other operating expenses, expiring at various dates through 2025. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2017	$ 1,092,845
2018	801,775
2019	615,009
2020	555,392
2021	429,908
Thereafter	824,226
	$ 4,319,155

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 of the SEC (the "Rule"), which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker-dealer is required to maintain defined minimum net capital at the greater of either $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2016, the Company had net capital of $42,890,932, as defined, which exceeded its required net capital of $457,467 by $42,433,465. At December 31, 2016, the Company had aggregate indebtedness of $6,861,997. The ratio of aggregate indebtedness to net capital was 0.16 to 1.

8. Fair Value of Financial Instruments

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Pricing inputs are other than used in level 1 which include the closing bid price for unlisted marketable securities, which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2016.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$58,695,567	$ -	$58,413,185	$282,382
U.S. Government obligations	Asset	3,190	-	3,190	-
Corporate stocks and equity securities	Asset	1,215,537	1,214,545	992	-
Corporate and other debt	Asset	1,797,941	-	1,797,941	-
Total owned	Asset	$61,712,235	$1,214,545	$60,215,308	$282,382

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Liability	$ (5,079)	$ -	$ (5,079)	$ -
U.S. Government obligations	Liability	-	-	-	-
Corporate stocks and equity securities	Liability	(135,677)	(135,677)	-	-
Corporate and other debt	Liability	(493,485)	-	(493,485)	-
Total sold, not yet purchased	Liability	$(634,241)	$(135,677)	$(498,564)	$ -

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (level 3):

	Total	State and municipal obligations
Beginning balance, December 31, 2015	$ 217,500	$ 217,500
Sales	-	-
Redemption	-	-
Transfer into level 3	-	-
Adjustment to Market Value	64,882	64,882
Ending balance, December 31, 2016	$ 282,382	$ 282,382

It is the policy of the Company to recognize transfers between levels at year end. There were no transfers between levels 1 and 2 during the year ended December 31, 2016.

Fair values for assets and liabilities in level 2 are calculated using quoted market prices for securities in markets that are not active. Fair values for assets and liabilities in level 3 are calculated using assumptions about the value of the underlying assets and projected income streams. There were no changes in the valuation techniques during the current year.

Quantitative information about level 3 Fair Value Measurements

	Fair Value At 12/31/2016	Valuation Technique	Unobserved Input	Range (weighted Average)
State and municipal obligations	$282,382	Discount to price	Underlying assets	7.69%

9. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches certain employee contributions up to 50% of the first 10% of the employee's salary deferral contributed to the plan. The total Company match amounted to $71,318 for 2016.

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker and promptly transmits all customers' funds and securities to the Clearing Broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer, contra-party, and/or Clearing Broker is unable to fulfill its obligations.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating an obligation to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the accompanying statement of financial condition.

The uncertain financial market could adversely affect the Company's business. The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

The Company has an inventory concentration of 54% in municipal bonds of various issuers within the Commonwealth of Puerto Rico, of which a total of 18% is the Commonwealth's general obligation bonds, 27% is Sales Tax dedicated revenue bonds and 9% is Puerto Rico Electric Power Authority (PREPA) revenue bonds. Additionally, approximately 5% of the market value of Puerto Rico municipal inventory is insured as to timely payment of interest and principal by one of a number of municipal bond insurers.

11. Subsequent Events

In January 2017, the Company made loans to employees who met certain sales thresholds totaling approximately $2,033,000. In February 2017, the capital distribution committee of the Company authorized a distribution to its sole member in the amount of $635,000.